United States securities and exchange commission logo





                             August 31, 2023

       Jiande Chen
       Chief Executive Officer
       Redwoods Acquisition Corp.
       1115 Broadway, 12th Floor
       New York, NY, 10106

                                                        Re: Redwoods
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 4,
2023
                                                            File No. 333-273748

       Dear Jiande Chen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please disclose the value assigned to the Contingent Consideration Shares on a per share basis for purposes of
the business combination agreement and disclose the total potential total value of the
Contingent Consideration Shares. Please also indicate the total aggregate consideration
(the Merger Consideration plus the potential value of the
                                                        Contingent
Consideration Shares) to be paid to the ANEW stockholders as consideration for the business
combination.
       Questions And Answers About The Proposals, page v

   2. Please revise this section as well as the Summary of the Proxy Statement/Prospectus, where appropriate, to
include a discussion of the Combined Company's liquidity position
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         following the Business Combination. In your revisions, please describe and quantify the
         payments required to be made by the Combined Company following the Business
         Combination, including transaction expenses, as well as any other debt obligations of the
         Combined Company.
Why is Redwoods proposing the business combination?, page vi

3. Please disclose the total percentage of public shares redeemed in connection with the
         Initial Extension.
Following the business combination, will the Combined company's securities continue to trade on a stock exchange?, page vii

4. We note your disclosure that each Public Right will convert into one-tenth (1/10) of one share of common stock upon the consummation of a Business Combination. Given that disclosure, please explain why the Combined Company's rights will begin trading on
         Nasdaq following the Business Combination or revise as appropriate.
5.       We note your disclosure that the Combined Company   s securities will
continue to trade on
         Nasdaq. In light of Section 6.1 of the Business Combination Agreement, please revise to disclose if the terms of the merger agreement permit that the Nasdaq listing closing condition could be waived without recirculation or resolicitation. If so, please revise your risk factors to reflect the risks associated with any such waiver and revise to indicate that shareholders may not have certainty at the time they vote that the securities of the combined company will be listed on Nasdaq following the merger or revise your disclosure in a pre-effective amendment as appropriate if and when there is more certainty regarding the Nasdaq listing of the securities of the combined company.
What equity stake will current Redwoods stockholders and ANEW stockholders hold in the
Combined Company. . ., page vii

6. Revise this table, and the related tables on pages 7, 41, 58, and 131, as follows:
             disclose the Sponsor   s (including any of its affiliates) total
potential ownership
             interest in the Combined Company, assuming exercise and conversion of all securities, and revise the disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels;
             segregate the ownership interest of the Sponsor from other shareholders. The current table, which refers to the ownership interests of "Redwoods private and other stockholders" does not do this;
             revise references to "Redwoods public and private rights" and "[c]onvertible debt
             converted to shares of Redwood   s Common Stock at closing" to
more clearly identify
             who owns these securities;
             clarify, if true, that the "no redemption" scenario accounts for the public shares
 Jiande Chen
Redwoods Acquisition Corp.
August 31, 2023
Page 3
              redeemed in connection with the March 31, 2023 special meeting of stockholders;
              and
                address any potential dilution that may result from Section
5.18 of the Business
              Combination Agreement.
7. Please reconcile the conflicting disclosure regarding fees owed and other transaction costs throughout the filing. For example, and without limitation, we note disclosure on this page, page 106, and page 134, respectively, that:
             the "underwriting fees and other fees due at closing" will equal 1,023,250 shares, which, valued at $10.00 per share, would equal $10,232,500;
             you "incurred $8,365,339 of transaction costs, consisting of underwriting fees,
             $4,312,500 of deferred underwriting fees (payable only upon completion of an initial business combination) and $1,177,839 of other offering costs[;]"
and
             the Combined Company "will owe approximately $7,385,000 for merger and acquisitions fees, proxy solicitor fees, market maker fees, legal fees, PIPE financings fees, PCAOB auditor fees and other fees."
8. We note that this table includes 610,000 shares of "convertible debt converted to shares of
         Redwood   s Common Stock at closing." We also note that, on page 133, you
         disclose    ANEW has not secured any commitment, letter of intent or
term sheet for this
         financing.    As this commitment is still speculative, please remove
it from this table. To
         the extent this financing is secured, ensure that any future amendment:
             identifies the investors;
             discusses the key terms of the convertible debt;
             discloses the potential dilutive impact of these securities on non-redeeming shareholders.
         If this convertible debt is intended to serve as an in-kind payment for the merger and acquisition fees, please so specify. We note disclosure to this effect on page 134.
Are there any arrangements to help ensure that Redwoods will have sufficient funds, together with the proceeds in its trust account. . ., page viii

9. Please identify the PIPE Investors and ensure the discussion of the Transaction Financing
         Arrangements clearly discloses the current status of these arrangements and the material terms of these arrangements.
What conditions must be satisfied to complete the Business Combination?, page viii

10. Please clarify whether the $5 million PIPE Investment is a closing condition to the
       Business Combination. If so, disclose: (1) whether the condition is waivable; (2) who is entitled to waive the condition; and (3) whether there is a current intention to waive the
FirstName LastNameJiande Chen
       condition. Please also clarify if the PIPE Investment is different from the contemplated
Comapany    NameRedwoods
       convertible            Acquisition
                    debt financing and, if Corp.
                                           the PIPE Investment is secured,
please address the PIPE
AugustInvestment    in your
        31, 2023 Page   3 tables on pages viii, 7, 41, 58, and 131.
FirstName LastName
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FirstName
Redwoods LastNameJiande
           Acquisition Corp.Chen
Comapany
August  31, NameRedwoods
            2023            Acquisition Corp.
August
Page 4 31, 2023 Page 4
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How does the Sponsor intend to vote on the proposals?, page xi

11. The disclosure that the Sponsor owns 20% of the outstanding shares of your Common
         Stock conflicts with the disclosure on page 151 that the Sponsor owns 30.68% of your
         Common Stock. Also, the disclosure on page 151 indicates that the Sponsor beneficially owns 2,700,000 shares whereas the annual report on Form 10-K filed by Redwoods
         Acquisition Corp. on April 10, 2023 indicates that as of April 7, 2023, the Sponsor beneficially owned 3,115,000 shares of common stock. Please reconcile this disclosure here and throughout the filing, as necessary.
Summary of the Proxy Statement/Prospectus
ANEW, page 2

12. Please disclose the name(s) of ANEW's lead product candidate(s) and their current development status. If all of ANEW's product candidates are in the preclinical stage, please make that clear.
13. Revise this section and the section entitled "Information About ANEW" on page 111 to describe the general development of the business of ANEW, its subsidiaries, and any predecessor(s). In this regard, we note inconsistent disclosure throughout the filing concerning ANEW's corporate history. For example, we note disclosure on this page, page 117, and page F-52, respectively, that:
             "On March 5, 2013, the company as re-domiciled in Wyoming and on October 2,
              2014 changed its name to Strategic Asset Leasing Inc. On April 21, 2021, the company changed its name to ANEW Medical, Inc. and on November 1, 2021, the company acquired ANEW Oncology, Inc., a Delaware corporation as a wholly-
              owned subsidiary."
             Joseph Sinkule "founded and served as CEO and Chairman of the Board of Anew
              Oncology, Inc. in 2015, which became ANEW MEDICAL, INC. in 2019."
             "On January 4, 2022, the [c]ompany filed an Articles of Amendment with the State of
              Wyoming, changing its name to    ANEW Medical, Inc. ... As of
March 31, 2023, the
              [] name change [has] not been declared effective." Representations, Warranties and Covenants, page 3

14. We note your disclosure the representations and warranties of the parties contained in the
         Business Combination Agreement terminate at Closing and that there do not appear to be any indemnification rights in this regard. Please include appropriate risk factor disclosure.
Transaction Financing Arrangements, page 3

15. Please highlight material differences in the terms and prices of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if your Sponsor, directors, officers, or their affiliates will participate in the PIPE Investment. Revise the related disclosure on page 59.
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Other Agreements, page 5

16. Please discuss the material terms of the Lock-Up Agreement, dated as of May 30, 2023.
17. The exhibit numbers referred to in this section do not correspond to the current exhibits.
         Please revise.
ANEW Stockholder Voting and Support Agreement, page 6

18. Please specifically identify which ANEW Supporting Stockholders are subject to the Stockholder Voting and Support Agreement.
Registration Rights Agreement, page 6

19. Please specifically identify the "certain stockholders of Redwoods" and "certain stockholders of ANEW" that will enter into the Registration Rights Agreement.
         Additionally, specify the "certain registration rights" that will be granted to these stockholders and quantify the amount of "respective shares of Common Stock" subject to the agreement. Exhibit 10.3 does not appear to be the Registration Rights Agreement nor has any Registration Rights Agreement been attached. Please file the Registration Rights
         Agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of
         Regulation S-K.
Interests of Certain Persons in the Business Combination, page 9

20.      Please revise this section as follows:
             disclose the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;
             disclose the risk that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the Combined Company;
             specify that your charter waived the corporate opportunities doctrine and disclose whether it impacted your search for an acquisition target;
             highlight all material interests in the transaction held by the Sponsor and your officers
             and directors   including any fiduciary or contractual obligations
to other entities as
             well as any interest in, or affiliation with, ANEW   and clarify
how your Board
             considered these conflicts in negotiating and recommending the Business
             Combination. We note in this regard that your CFO Edward Cong Wang has served as Chairman, President and Chief Executive Officer at Pacifico Acquisition Corp.
             since March 2021 and that your director Raymond J. Gibbs currently serves as an independent director at Pacifico Acquisition Corp.; and
             specify whether your Sponsor has an ownership interest in ANEW and, if so, expand your disclosure regarding its ownership interest in ANEW to disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
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         Ensure that this disclosure is also provided in the Q&A, the Summary of the Proxy
         Statement/Prospectus, and the Risk Factors.
21. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a Business Combination. In this regard, we note the following payments, which are mentioned on pages 106, 107, and
         108, respectively, are not mentioned in this section:
             the Sponsor provided a loan of up to $150,000 and $360,000 to be used for transaction costs related to the Business Combination;
             you issued promissory notes in the principal amount of up to $150,000 and $360,000 to the Sponsor; and
             you entered into an administrative services agreement pursuant to which you paid the
              Sponsor a total of $10,000 per month.
         Additionally, please identify and quantify the "claims of target businesses or claims of vendors or other entities that are owed money by Redwoods for services rendered or contracted for or products sold to Redwoods[.]" Ensure that you provide similar quantification in the Q&A, the Summary of the Proxy Statement/Prospectus, and the Risk
         Factors and file the promissory note and any other written agreement connected to these events as exhibits to the registration statement, or advise.
22. It appears that the underwriting fees and deferred underwriting fees remain constant and are not adjusted based on redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Cautionary Note Regarding Forward-Looking Statements, page 15

23. We note the reference to "projected financial information with respect to ANEW." If financial projections related to ANEW were prepared and provided to the board of
         Redwoods or any third party in connection with any financings related to the business combination, please provide those projections or tell us why they are not material to investors. If no projections were prepared, please revise your disclosure in this section as appropriate.
Risk Factors
ANEW may need to enter into alliances with other companies that can provide capabilities and funds for the development. . ., page 24

24. Please specify any material "alliances with other companies" in which "ANEW has found it necessary to enter into" and disclose the terms of these alliances. Risks Related to Redwoods and the Business Combination, page 37

25. Disclose the material risks to unaffiliated investors presented by taking the Company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability
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Redwoods LastNameJiande
           Acquisition Corp.Chen
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         for any material misstatements or omissions in a registration statement.
Redwoods' stockholders will experience dilution as a consequence of, among other transactions, the issuance of Redwood Common Stock. . ., page 40

26. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business
         Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities (including warrants retained by redeeming shareholders), the option held by Chardan described on page 142 to purchase a total of 345,000 units exercisable in whole or in part commencing upon the consummation of the business combination, and the Contingent Consideration
         Shares, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
The Sponsor beneficially owns a significant equity interest in Redwoods, and will continue to own a significant interest. . ., page 42

27. Disclose if the Sponsor and its affiliates have made any current investments or have any interests in businesses that compete directly or indirectly with Redwoods or ANEW. If so, ensure that these potential conflicts of interest are also mentioned in the relevant sections of the Q&A and Summary of the Proxy Statement/Prospectus. Even if Redwoods consummates the business combination, there is no guarantee that the public warrants will ever be in the money. . ., page 43

28. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent Common Stock trading prices exceed the threshold that would allow you to redeem public warrants.
         Clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
         Additionally, please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
The amended and restated bylaws that will be effective following the completion of the business combination designates a state court. . ., page 44

29. Please revise this risk factor to disclose that there is also a risk that the exclusive forum provision may result in increased costs for investors to bring a claim. Revise the related disclosure on page 143.
Redemption Rights, page 55

30. We note your disclosure that "[p]ursuant to our current certificate of incorporation, holders of public shares may seek to redeem their shares for cash, regardless of whether
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         they vote or how they vote on the business combination proposal."
Please reconcile this
         disclosure with your disclosure on page 74 that a holder of public shares that exercises its redemption rights "will be entitled to receive cash for these shares only if [such holder]
         affirmatively vote[s] 'for' or 'against' the business combination proposal."
31. We note the following disclosure regarding redemptions rights on this page and the similar disclosure on page 74:

                "Holders may demand redemption by delivering their stock, either physically or
              electronically using Depository Trust Company   s DWAC System, to
Redwoods
              transfer agent prior to the vote at the special meeting [emphasis added]."

                "You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the business combination proposal [emphasis added] by delivering your stock certificate (either physically or
              electronically) to Redwoods    transfer agent prior to the vote
at the special meeting,
              and the business combination is consummated."

         Please revise for consistency as to whether holders may demand redemption prior to the vote at the special meeting or no later than the close of the vote at the special meeting.

         We also note your disclosure on page x:

                "If you are a holder of public shares and wish to exercise your redemption rights, you must demand that Redwoods redeem your shares into cash no later than the second business day preceding the vote on the business combination proposal by delivering
              your stock to Redwoods    transfer agent physically or
electronically using Depository
              Trust Company   s DWAC (Deposit and Withdrawal at Custodian)
system prior to the
              vote at the special meeting."

         Please revise this section and your disclosure on page 74 to indicate clearly how the two business day delivery requirement works with the requirements referred to in the first two bullet points of this comment.
Background of the Transactions, page 62

32. Please disclose whether there were any criteria underlying your "active search for prospective businesses or assets to acquire in an initial business
combination    and, if so,
         specify the criteria. We note disclosure on page 104 that, while your efforts were not limited to an industry or geographic region, you "intend[ed] to focus on the carbon neutral and energy storage industries."
33.      Clarify who introduced you to each of the targets described on page
63. Additionally, if
         true, identify Target No. 5 as Xin Bo Xing. We note that, in your Form 8-K dated January
         3, 2023, you disclose Xin Bo Xing Group Limited issued a press release on December 12,
         2022 indicating that it had signed a letter of intent with you and, as of the date of the 8-K,
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         you were no longer pursuing a transaction with Xin Bo Xing. Please specify what
         "disagreements on the terms of a potential PIPE" caused the parties to "terminate[]
         negotiation."
Proposal No. 1 - the Business Combination Proposal
Name, Headquarters; Stock Symbols, page 62

34. Please revise this section, if true, to clarify that your Common Stock and public warrants are currently trading on Nasdaq and disclose the trading prices of these securities as of the most recent practicable date.
The Background of Redwoods' Interaction with ANEW, page 64

35. We note disclosure on page 65 that, during your April 22, 2023 call with ANEW's CEO,
         your CFO stated the Sponsor   s "abundant pharmaceutical resources in
Asia, especially in
         China [could] help ANEW expand its business, which is a unique advantage of Redwoods compared to other SPACs." Please expand the disclosure here and throughout the filing to disclose, as necessary, any material connections to China. Additionally, please specify which representatives from Redwoods and ANEW were part of the "working group"
         and clarify which directors were present at the May 12, 2023 Board meeting.
36. We note that the issuance of the Contingent Share Consideration to ANEW and the
         release from escrow of the Deferred Shares to Redwoods Insiders are conditioned upon
         reaching certain market trading prices of Redwoods    common stock.
Please indicate how
         the market prices were negotiated and why market prices were chosen as milestones for purposes of these earnout shares versus the combined company reaching other factors such as development or regulatory milestones.
Redwoods' Board of Directors' Reasons for Approval of the Transactions, page 67

37. Please specify which of your "management and third party legal and financial advisors"
         conducted the business and financial due diligence mentioned on this page. Additionally,
         specify which of ANEW   s historical financial statements were
reviewed and clarify what,
         if any, "FDA approvals" were reviewed.
38. Please provide the basis for your statement on page 68 that "the market of generic drugs
         targeting diseases like Alzheimer   s disease and Parkinson disease
was valued at
         $416.06 billion in 2022, and is expected to grow at a CAGR of 6.51% to 2028."
         Additionally, reconcile your statement on page 68 that there is a "favorable regulatory environment towards gene therapy companies" with your statement on page 26 that,
         "[u]ntil August 2017, the FDA had never approved a gene therapy product. Since that time, it has only approved a small number of product candidates."
39. Please explain the basis for the statement that ANEW is "compliance ready" because it is
         "currently trading on the OTC Markets" and why you believe this will "simplify the
         business combination process." Additionally, please disclose ANEW   s
most recent
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         trading price, specify the OTC trading market on which it currently trades, and clarify
         which filings are "up to date."
40. You disclose that your Board considered Dr. Chillon Rodriguez's experience when recommending the transaction, specifically that he was ANEW's Chief Scientific Advisor and director and that he invented the "a-Klotho patents and technology know-how." It appears, however, that Dr. Chillon Rodriguez will not serve as a director or officer of the
         Combined Company. If true, please revise the disclosure here to explain that Dr. Chillon
         Rodriguez will not serve in the Combined Company and revise the risk factors and
         "Information About Anew" section on page 111 to clearly disclose this fact. Ensure that these disclosures discuss any resulting effects on the Combined
Company   s business
         and/or intellectual property.
41. We note the statements on page 69 that "a transaction consideration below $100 million would be appropriate for a company like ANEW." Please revise these statements to specifically explain what about ANEW makes this valuation appropriate and how this analysis took into account the value of the Contingent Consideration Shares that may be issued.
42. We note that Chardan Capital Markets LLC served as your merger and acquisition advisor and capital markets advisor. Please disclose whether Chardan has provided services to
         ANEW or other SPACs associated with your Sponsor. Relatedly, please clarify if the references to "Capital Markets LLC" on pages 153 and 156 refers to Chardan or to another advisor.
43. We note that Chardan performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination.
         We also note the additional business combination fee payable to Chardan described in the last paragraph of this section on page 70. Please quantify the aggregate fees payable to
         Chardan that are contingent on completion of the business combination. Summary of ANEW Financial Analysis and Redwoods Internal Valuation Discussion, page 70

44. We note disclosure that "Redwoods may have deemed various assumptions more or less probable than other assumptions, so the implications of the analysis summarized below
         should not be taken to be Redwoods    view of the actual value of
ANEW." Please revise
         to specify the material assumptions underlying your analysis. Proposal No. 4 - The Incentive Plan Proposal, page 79

45. We note your disclosure on page 81 that under the Incentive Plan that the stockholders are
         being asked to approve, the combined company   s board of directors
may, without the
         approval of stockholders, reprice options or SARs. Please include appropriate disclosure regarding these repricing provisions which could occur without stockholder approval, including whether proxy advisory firms could find any such repricings without stockholder approval contrary to a performance-based pay philosophy.
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Voting Restrictions in Connection with Stockholder Meeting, page 98

46. We note that in connection with the stockholder vote to approve the Business
         Combination, the Sponsor, ANEW and/or their respective affiliates may purchase shares from stockholders and that all shares repurchased by Redwoods affiliates pursuant to such arrangements would be voted in favor of the proposed business combination. Please provide your analysis as to how such purchases would comply with Exchange Act Rule
         14e-5. See Tender Offers and Schedules Compliance and Disclosure Interpretation
         Question 166.01 and revise your disclosure as appropriate.
Legal Proceedings, page 103

47. We were unable to locate the cross-referenced sections entitled Litigation Matters" or
         "Litigation Relating to the Business Combination." Please revise. Refer to Item 103 of
         Regulation S-K.
Information About ANEW, page 111

48. We note the product pipeline table on page 11 of the investor presentation included in the
         Form 425 filed on August 11, 2023. Please include that table in your filing or tell us why it would not be appropriate to do so.
49.      Please reconcile disclosure on this page with the disclosure on page
135. In this regard,
         we note that, while the second of ANEW   s two "platform technologies"
listed on both
         pages is its melanocortin receptor-binding molecules, the first of these "platform technologies" to which you refer in each section are different. On this page, it is
         ANEW   s cell and gene therapy platform while, on page 135, it is ANEW
  s "generic drugs
         and off-patent biologic therapies." If ANEW has three platform technologies, please so specify, or advise.
50.      Please disclose the effect of existing or probable governmental
regulations on ANEW   s
         business. Refer to Item 101(h)(4)(ix) of Regulation S-K. In this regard, please expand this section to discuss all material steps required to receive FDA, EMA, or Japanese approval, as applicable, and provide a description of the FDA's 351(k) route.
51.      We note disclosure on page F-52 concerning ANEW   s anticipated name
change and
         reverse stock split. Please update the disclosure to account for any developments regarding its anticipated name change and reverse stock split.
52.      Please disclose ANEW   s number of total and full-time employees.
Refer to Item
         101(h)(4)(xii) of Regulation S-K.
Our Research Pipeline, page 111

53.      Please revise this section to more clearly disclose:
             ANEW's material product candidates;
             the current clinical development stage of each of these product candidates (e.g.,
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              preclinical, Phase 1, etc.);
                the geographic markets in which you intend to develop and market these product candidates;
             whether you have submitted an Investigational New Drug ("IND") Application to the
              FDA for any product candidate; and
             whether you are seeking Orphan Drug Designation from the FDA.
         In this regard, we note disclosure on page 19 that ANEW has initiated preparatory activities for its "confirmatory Phase 3 clinical trial of bevacizumab-anew (Avastin)
         biosimilar candidate, and rituximab-anew (Rituxan/Mabthera) candidate." Provide more information about the activities undertaken to date to commence these trials and what remains to be undertaken to conduct these clinical trials. Also disclose the potential start date for these trials, how many subjects will need to be enrolled, and primary endpoints to be studied.
Cell and Gene Therapy - a-Klotho gene, page 111

54.      This section contains many statements regarding the safety and
efficacy of ANEW   s
         product candidates. As statements of safety and efficacy are within the sole authority of
         the FDA (or applicable foreign regulators) and since ANEW   s
cell/gene therapy product
         candidate are still in discovery, please revise these statements to remove any disclosure that states or implies safety and efficacy. For example, and without limitation, we note the following statements:
             "It has been shown that this life-span-extending protein made by the human Klotho gene results in enhanced cognition, and significant improvements in multiple tests of learning and memory."
             "[T]he discovery by our investigator of [secreted a-Klotho]. . .is associated with protecting brain neurons from degeneration, clearing beta-amyloid plaques, controlling the insulin/insulin-like growth factor signaling pathway, delaying osteoporosis, lowering the incidence of cardiovascular disease, affecting kidney disease, and generally increasing the life-span of humans and other mammals who have the gene."
             "[T]he Klotho gene product, particularly the s-KL isoform, is a neuroprotective protein and the loss of this gene product leads to the onset and/or progression of cognitive deficits associated with aging."
55. Please file the Sponsored Research Agreement with UAB as an exhibit to the registration statement. If there is a written agreement with the University of Nebraska Medical Center
         (UNMC) in Omaha, please also file this as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
56.      Please make the following revisions in this section:
             on page 112, where you reference "[s]everal hundred publications in major scientific journals support the use of Klotho protein and/or Klotho gene therapy in treating and/or preventing a broad array of age-related diseases," please be more specific about which publications support the claims you make in this section;
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                on page 112, provide the p score for the "strong correlation"
in Chillon-Rodriguez
              and Masso et al.'s article; and
                on page 113, specify from whom you "have in-licensed [] key technology" to treat and prevent aging-related diseases, and the technology to which you are referring.
57.      We note the disclosure that ANEW   s two lead gene therapy product
candidates are AMI-
         101 (AAV9-CMV-sKL) and AMI-202 (AAVmyo-Des-sKL). We also note the disclosure regarding a patented RNA splicing variant of the Klotho gene which produced a stable,
         truncated isoform of the hormone ("s-KL"). Please clarify if ANEW   s
lead candidates are
         dependent on this patented variant and whether ANEW has licensed or been assigned this patented variant and when the patent expires. If applicable, clarify the agreement filed as an exhibit to the registration statement under which s-KL was licensed by ANEW or the related patent was assigned to ANEW.
Intellectual Property - Our Licenses and Technology, page 114

58. Please file the following agreements as exhibits to the registration statement or tell us why you believe you are not required to do so:
             the exclusive license with Universitat Aut noma de Barcelona and Instituci
             Catalana De Recerca I Estudis Avan  ats for the cognition and
Alzheimer   s related
             inventions covered by USPTO Application No.: 15/777,456; Filed:
May 18, 2018;
             the exclusive license with Universitat Aut noma de Barcelona and Instituci
             Catalana De Recerca I Estudis Avan ats for the neuromuscular related inventions covered by USPTO Application No.: 18/299,989: Filed April 13,
2023;
             the non-exclusive license with University of Heidelberg, Germany for the myotropic
             AAV capsids related inventions covered by USPTO Application No. 17/051,123:
             Filed April 29, 2019;
             the exclusive license agreement and exclusive license and manufacturing agreement in licensed territories with Reliance Life Science Private Limited
for the licensor   s
             biosimilars technology for Bevacizumab and Rituximab biosimilar antibodies; and
             the exclusive sublicense license agreement with Teleost Biopharmaceuticals, LLC
             (AZ) for the melanocortins related technologies covered by US Patent 9,441,013, US
             Patent 10,329,326, US Patent 9,290,539, US Patent 9,539,301 and
European Patent
             3,177,737.
         Please also revise the disclosure regarding these licenses to clarify the specific product candidate or technology to which each of the underlying patents relate, the type of patent protection (e.g., composition of matter, use, or process), and the patent expiration date.
         Ensure that you also disclose any upfront payments and termination provisions associated with each license. Refer to Item 601(b)(10) of Regulation S-K. Biosimilars Program, page 114

59. Please provide additional disclosure about Bevacizumab and Rituximab. As currently drafted, their commercial names, manufacturers, and intended indications are not disclosed in this section, but we note disclosure on pages 19 and 30 that suggests these
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         products are Avastin and Rituxan/Mabthera and these manufacturers are
Genentech and
         Roche.
Competition, page 115

60.      Please expand discussion in this section to include ANEW   s
biosimilar program. In this
         regard, we note disclosure on page 25 that ANEW   s biosimilar product
candidates, if
         approved, will face price competition from both the respective reference products and other biosimilars. Refer to Item 101(h)(4)(iv) of Regulation S-K. Management After The Business Combination, page 117

61. Please revise the description of Dr. Joseph Sinkule's background to describe his business experience during the past five years, including his principal occupations, the name and principal business of any corporation where he was employed, and the names of the two companies at which he is a board member, which you disclose on page
68. Ensure that
         the disclosure concerning the remainder of the executive officers and directors is similarly inclusive of their business experience during the past five years. Refer to Regulation S-K
         Item 401(e)(1).
62.      When available, please disclose the material terms of each named
executive officer   s
         employment agreement with the Combined Company and file any connected employment agreements as exhibits to the registration statement. Refer to Item 601(b)(10)(iii) of
         Regulation S-K. In this regard, we note disclosure on page 17 that Dr.
Sinkule   s current
         employment agreement with ANEW   s expires in 2024 and that Dr. Sandor
"is on a
         contact [sic] as a consultant with the ability to transition to full-time employment."
63. We note your disclosure that the upregulation of cerebral Klotho expression using a gene therapy approach has been evaluated by several investigators including ANEW's Chief
         Scientific Advisor and inventor, Dr. Miguel Chillon Rodriguez. Please clarify in an appropriate location if Dr. Chillon Rodriguez will serve as Chief Scientific Advisor of the
         Combined Company and, if so, please identify him in this section and provide background disclosure to the same extent as your executive officers. Refer to Regulation S-K Item
         401(c) for guidance.
64. We note your disclosure on page 145 that the Combined Company will have a classified board. Please describe the classified board provisions in this section and identify which class each director will belong to and when each class s term will expire.
Involvement in Certain Legal Proceedings, page 121

65.      Please expand your disclosure in this section to also cover clauses
(6) through (8) of Item
         401(f) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information, page 125

66. Revise the title of and narrative related to Scenario 1 to clarify that it reflects "no
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         additional redemptions" beyond those already requested.
67. Your unaudited pro forma balance sheet on page 127 appears to give consideration to transaction accounting adjustments related to potential PIPE Subscription Agreements yet to be finalized in both Scenarios 1 and 2. Revise to address the following:
             Elsewhere in the filing where you discuss the PIPE investment, revise to prominently disclose the extent to which you have or do not have a firm commitment of such funding and discuss any other related uncertainties.
             Revise to clarify the extent to which you have a minimum cash condition for completing the merger.
             If true, revise your pro forma narrative and footnotes to more clearly discuss the possible scenario that you are not able to obtain additional funding on acceptable terms, but that you are omitting such a scenario from your pro forma presentation because in that case the merger would no longer be probable of completion due to insufficient cash.
68. Please include a Note to your unaudited pro forma condensed combined financial statements to explain your calculation for the basic and diluted net income per share amounts for both scenarios: assuming no additional redemption and assuming maximum redemption, or direct us to existing disclosure.
69. In footnote F on page 133 you state that "It is probable the earn-out shares will be issued to the ANEW shareholders." But two sentences later you disclose "There is a low probability the earn-out shares will be issued to the ANEW shareholders."
             Please revise to reconcile the apparent inconsistency between these disclosures.
             Revise to more clearly explain how you valued the contingent consideration.
             Clearly disclose how the issuance of these earn-out shares would be accounted for in the future at the time the contingencies were successfully met. ANEW's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 135

70.      Please address the following:
             Please tell us why you refer to ANEW Medical, Inc.'s financial statements as
             "Combined Carved-Out historical" financial statements on this page, given that the audited and interim financial statements presented for Strategic Asset Leasing, Inc.
             do not appear to be carve-out financial statements. Please revise your presentation and disclosures as appropriate to eliminate this discrepancy.
             You disclose on page F-52 that "As of March 31, 2023, the reverse split and name change have not been declared effective." Revise your MD&A and elsewhere in your document as applicable to discuss the pending stock split and name change, and to clarify the extent to which the name change and stock split has been declared effective as of the date of the filing.
             Revise to provide consistency nomenclature referencing ANEW
Medical
             Inc./Strategic Asset Leasing, Inc. throughout the filing that clearly identifies its
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              current legal corporate name.
Liquidity and Capital Resources, page 137

71. To the extent that the Combined Company plans to use a material portion of the funds received from the Business Combination to develop any specific pipeline candidates, please disclose the amounts it expects to allocate to each candidate and specify how far in the development for each of these product candidates it currently expects to reach with these funds.
Critical Accounting Policies
Valuation of Long-Lived and Intangible Assets, page 138

72. Please revise your Critical Accounting Policies section to include quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations. Refer to Item 303(b)(3) of Regulation S-K. For example, when discussing the impairment of your long-lived and intangible assets, please indicate the date of the last test, and include discussion at the reporting unit level. When an asset's fair value is not substantially in excess of carrying value, please provide the following disclosures:
             Disclose the percentages by which the estimated fair values exceed the carrying values at the date of the most recent impairment test;
             Provide a more detailed description of the key assumptions used to estimate fair values, including how the key assumption was determined;
             Discuss the degree of uncertainty associated with the key assumptions and identify any material changes to your assumptions year over year, if applicable; and
             Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Description of Securities, page 139

73. We note your disclosure that the second amended and restated certificate of incorporation will authorize the issuance of 50 million shares of common stock and 1 million shares of preferred stock. Please revise so that this disclosure reconciles to the information set forth in Annex B.
Policies and Procedures for Related Person Transactions, page 155

74. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-
         K.
Where You Can Find More Information, page 159

75.      We note your disclosure that "[a]ll information contained in this proxy
         statement/prospectus relating to Redwoods has been supplied by Redwoods," and "all ...
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         information relating to ANEW has been supplied by ANEW" and that
"[i]nformation
         provided by one another does not constitute any representation, estimate or projection of the other." Since these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that Redwoods or
         ANEW disclaim responsibility for any of the disclosures contained in the registration statement.
Consolidated Financial Statements, Strategic Asset Leasing, Inc., page F-62

76. Please conform your presentation and disclosures in the audited financial statements with those provided for the interim reporting period, as applicable.
             For example, a discussion of your purchase of five market-approved anti-
             cancer drugs approved for sale in Germany for $1,386,766 appears in Note 5 on page
             F-73, but is missing from Note 4 on page F-58.
             Clarify the extent to which you recorded stock compensation expense during the interim periods presented.
             Consider reporting stock compensation expenses within the related functional expense line item, providing clear quantification in your MD&A as applicable.
             When making changes to your audited financial statements in response to our comments, please effect corresponding changes to your interim financial statements and MD&A as well as applicable.
Note 1 - Organization and Basis of Presentation
Organization, page F-66

77. Please revise to clarify the relevance to your financial statements of the discussion related to the cash app "Add-On" that allows for the share of Currency and Crypto-Currency in a fee free environment. Revise to clarify the extent to which the company currently retains this intellectual property and the extent to which the company uses such technology, including specifically during the periods presented.
Patents, page F-68

78. It appears that you capitalize all costs related to acquiring licenses and patents, and not only those costs where a license or patent is obtained. Please address the following:
             Please disclose licenses and patents pending separately from licenses and patents held here and in your Critical Accounting Policies disclosure included in your MD&A.
             Tell us if you have written off any costs related to licenses and patents not obtained in the years presented or if any costs capitalized at December 31, 2022 and subsequent periods relate to licenses and patents that were not obtained.
             Where material, please ensure that you disclose the nature of the licenses and patents capitalized, and explain why it is appropriate to capitalize the costs rather than expense them as research and development as incurred.
             In your response, please cite the specific authoritative accounting literature you utilized to support your accounting treatment.
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                As part of your response, specifically identify which patent related costs you
              determined meet the definition to be included in research and development costs pursuant to ASC 730 versus those costs that do not meet the criteria for including in research and development costs.
Research and Development Cost, page F-70

79.      Revise to address the following:
             Please reconcile your statement on page 137 that "Our cash flows used in operating activities to date have been primarily comprised of costs related to research and development" with your statements made on pages F-56 and F-70 that you incurred zero research and development costs in the periods presented.
             To the extent amounts recorded in your other line items meet the definition of research and development under ASC 730, revise to present those amounts in a separate line item clearly labeled as such.
             To the extent you have incurred material research and development costs, revise your
             MD&A to present disaggregated disclosures for such costs by product candidate. To the extent some costs are not allocated by product candidate, disclose that fact and provide a breakdown of unallocated costs by nature or type of costs which reconciles to the amount to be shown on the face of your Statement of Operations.
             To the extent the amounts reflected in your Professional fees line item do not meet the definition of research and development costs in ASC 730, revise your MD&A and
             Business section to more clearly describe the nature of these activities.
Note 3 - Reverse Acquisition, page F-72

80.      Please address the following:
             You disclose that goodwill was recorded for the difference between the total consideration deemed to be transferred by the accounting acquirer and the total net assets of the accounting acquiree. However, per your disclosures elsewhere, it appears that Strategic Asset Leasing, Inc. was likely a shell company with no operations at the time of the November 1, 2021 acquisition of ANEW Oncology, Inc.
             If so, tell us how you determined that the merger was not a capital transaction in substance, i.e., a reverse recapitalization, such that ANEW Oncology, Inc.'s liabilities and results of operations should become the historical financial statements and
             Goodwill of $636,334 would not be appropriate.
             Please revise your disclosures as necessary to clarify.
             Please also revise to explain what the (1,115,547) amount presented in the second table under the label "New Loss" represents.
             As part of your response, specifically identify the accounting literature upon which you relied for your accounting for the merger, and how it applied to your fact pattern.
             Provide us with your analysis of the extent to which Strategic Asset Leasing was or was not a shell company with no operations at the time of the merger under ASC
             805. To the extent it had operations, explain how such operations were disposed of
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              or terminated.
Note 4-Segment Data, page F-73

81.      Revise to address the following:
             Revise to more clearly differentiate between the activities of your three segments.
             Revise your MD&A to discuss your results of operations by segment. Consider providing a breakdown of your research and development activity by
             segment.
Note 11 - Subsequent Events, page F-77

82. Please revise your discussion here and on F-60 to address all subsequent events as applicable, not only those that are required to be recognized. Please refer to the guidance under ASC 855-10 that include requirements for both recognized and non-recognized subsequent events.
Exhibits

83. Please explain to us why Friedman LLP's consent dated August 4, 2023 supplied as
         Exhibit 23.3 appears to refer to a dual dated report when the report presented on page F-
         25, signed on January 31, 2022 is not dual dated.
84.      We note you intend to file the form of preliminary proxy card as
Exhibit 99.1. Please note
         that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.
General

85. We note Chardan was an underwriter for the initial public offering of the SPAC and that it has served as a merger and acquisition advisor and capital markets advisor in connection with the identification of and negotiation with potential targets and other financial advisory services. We also note press reports that certain firms have ended their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from Chardan about ceasing involvement in the transaction and how that may impact the deal or the deferred underwriting
         compensation owed to it for the SPAC   s initial public offering and
other advisory
         services.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
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August 31, 2023
Page 20

       You may contact Ibolya Ignat at (202) 551-3636 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at (202) 7967 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNameJiande Chen
                                                          Division of
Corporation Finance
Comapany NameRedwoods Acquisition Corp.
                                                          Office of Life
Sciences
August 31, 2023 Page 20
cc:       Giovanni Caruso, Esq.
FirstName LastName